SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277 USA
Phone 704-752-4000
Fax 704-752-4505

Writer’s Direct Dial: (704) 752-4485
Writer’s Fax: (704) 752-7412
E-mail Address: kevin.lilly@spx.com

April 4, 2006

Securities and Exchange Commission

Office of Global Security Risk

100 F Street, NE
Washington, DC 20549

Attn:  Mr. James Lopez

Re:          SPX Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 16, 2005

File No. 16948

Dear Mr. Lopez:

This letter sets forth the responses of SPX Corporation (together with its subsidiaries, the “Company”) to comments on the above-referenced filing provided by the Staff of the Securities and Exchange Commission by letter dated March 7, 2006.

The Staff’s comments are restated below in bold type, and are followed by the Company’s responses.  In the interest of continuity, the Company’s responses to both comments follow comment 2.

General

1.             We note from company websites that you may have operations associated with Iran, which is identified as a state sponsor of terrorism by the U.S. State Department.  For example, we note the contact information of an office in Tehran for customers of SPX Cooling Technologies GmbH.  Iran is subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control.  We note that the Form 10-K does not contain any information relating to operations in Iran.  Please describe such operations and discuss their materiality to you in light of Iran’s status as a state sponsor of terrorism.  Please also discuss whether the operations constitute a material risk to your security holders, and whether the impact of regulatory compliance programs associated with business in Iran materially affects you.  Your response should describe all current, historical and anticipated operations in, and contacts with, Iran, including through subsidiaries, affiliates, joint ventures and other direct or indirect arrangements.

2.             Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon the company’s reputation and share value.  In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets involved in, and/or permitting divestment of state pension assets from, companies that do business with countries identified as state sponsors of terrorism.  Your materiality analysis should address the potential impact of investor sentiment evidenced by such actions concerning companies with operations associated with Iran.

The Company has concluded that its operations associated with Iran, which are limited to sales into Iran by certain of its non-U.S. subsidiaries (the “Non-U.S. Subsidiaries”) made in compliance with law, do not constitute a material risk to security holders of the Company.  Further, the Company has concluded that the impact of regulatory compliance programs associated with business in Iran does not materially affect the Company given the limited scope of operations of the Non-U.S. Subsidiaries associated with Iran.  Finally, the Company has concluded that the operations of the Non-U.S. Subsidiaries associated with Iran are not likely to be material in quantitative terms or in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon the Company’s reputation and share value.

Discussion of Operations

The Company has no assets, and does not maintain any offices or employees, in Iran.  The “office in Tehran” referenced in the Staff’s letter dated March 7, 2006 is not a Company office; rather, it is the office of an independent third-party who is neither an employee of, nor controlled by, the Company.  The only Company operations associated with Iran are sales into Iran by the Non-U.S. Subsidiaries from outside Iran with no involvement by U.S. persons as defined at the Iranian Transactions Regulations at 31 C.F.R. Section 560.314 (“U.S. Persons”), and even those sales are de minimis.  For example, in fiscal 2005 and 2004, sales by the Non-U.S. Subsidiaries into Iran were approximately $12.5 million and $14.5 million, respectively.  Aggregate sales to Iran represent less than four tenths of one percent of the Company’s annual revenues in either year.  Prior years and projected sales do not vary significantly from these numbers.  The only Iran-related Company liabilities of which the Company is aware are contractual obligations of the Non-U.S. Subsidiaries relating to their sales into Iran.  Non-U.S. Subsidiaries’ contracts relating to Iran typically limit their liability at the value of the contract and exclude indirect and consequential damages and loss of profits. Accordingly, contractual risk to the Company is not expected to exceed the amount of sales into Iran.  Further, the Company, consistent with long-established policy, has directed that if any

non-U.S. subsidiaries choose to sell into Iran, they must act independently and without any involvement whatsoever by U.S. Persons.  U.S. Persons may not approve, authorize or facilitate any such transactions.

The Company has policies and procedures in place to ensure that any sales into Iran adhere to U.S. and relevant non-U.S. laws.  The Company’s International Trade Policy emphasizes the prohibitions against doing business in Iran, and sales of Company products into Iran are subject to prior review by the Company’s legal department.  Review by the Company’s legal department is limited solely to the question of whether the Non-U.S. Subsidiary may deal with Iran under U.S. law and Company policy.  The Company also carefully monitors the activities of its subsidiaries for compliance with both U.S. and foreign laws and regulations as well as Company policy relating to sales to restricted countries.

The Company also monitors “end-use” of products it sells, in compliance with U.S. law.  Any products sold into Iran by a Non-U.S. Subsidiary are either products not of U.S. origin sold with no involvement by U.S. Persons or EAR 99 (low tech) goods of United States origin that are held in the normal inventory of a non-U.S. subsidiary, resold with no involvement by U.S. Persons.

The Company also maintains an internal website that addresses the legal restrictions on sales into Iran and certain other countries.  The Company’s International Trade Policy is maintained on, and generally accessible through, this website.  In addition, the Company uses a variety of training methods, including internal and third-party training and materials, to ensure that its employees are aware of and follow Company policies relating to sales into Iran.  Company policy also requires use of Tradepoint, an electronic export screening tool, to confirm that Company sales are not being made to prohibited or denied parties listed by various U.S. regulatory agencies.

Analysis

Regulatory Compliance

The Company has concluded that the impact of U.S. regulatory compliance programs associated with business in Iran does not and is not reasonably likely to have a material effect on the Company.  Regulations relating to sales into Iran are complex, but the Company is accustomed to dealing with a variety of complex regulations on a regular basis.  The Company’s International Trade Policy establishes a specific review mechanism to ensure compliance with U.S. law.  The Company maintains expertise sufficient to meet its regulatory requirements through a combination of internal expertise and outside counsel.  The Company continuously reviews (and as necessary updates) its policies, procedures and expertise relating to all regulatory requirements, including regulatory compliance programs governing relations with Iran, and believes that its policies, procedures and expertise are sufficient to address all regulatory requirements.

Materiality of Operations

Quantitative Analysis:  From a quantitative perspective, operations of the Non-U.S. Subsidiaries relating to Iran are not material.  Current and projected sales are less than $15 million per year, which amount represents less than four tenths of one percent of the Company’s annual revenues.  The non-U.S. Subsidiaries have no assets, offices or employees in Iran, and their liabilities are limited to standard contractual obligations.

Qualitative Analysis:  SEC Staff Accounting Bulletin:  No. 99 – Materiality (“SAB 99”) describes qualitative materiality, from an accounting perspective, in terms of the surrounding circumstances that inform an investor’s evaluation of financial statement entries. The Company has concluded that limited sales into Iran by the Non-U.S. Subsidiaries are not material from this perspective.  The Company is not aware of any material contingent liabilities relating either to the Non-U.S. Subsidiaries’ sales into Iran or the ensuing contractual, legal or other obligations.  The Company strives to comply with both the letter and spirit of current laws and regulations relating to sales into Iran and does not anticipate material legal or regulatory liability associated with the Non-U.S. Subsidiaries’ limited sales into Iran.  Similarly, the Company is not aware of any other qualitative factor that would cause sales by the Non-U.S. Subsidiaries into Iran to be considered material from a qualitative perspective as described in SAB 99.

 The Company has also concluded that operations of the Non-U.S. Subsidiaries associated with Iran are not likely to be material from a qualitative perspective, even when viewed from a broader perspective than that discussed in SAB 99.  As stated above, all sales by Non-U.S. Subsidiaries into Iran are monitored to ensure compliance with all applicable laws and regulations and the policies of the Company.  The Company does not believe that disclosure that a few of its non-U.S. subsidiaries have a de minimis amount of sales into Iran made in compliance with law is necessary or appropriate since such a disclosure is not actually informative of material information to investors.

Moreover, the Company is not aware of any state legislation relating to investments in Iran that the Company expects to have a material effect on its stock price.  Although several states, including Arizona and Louisiana, have adopted or are considering legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension assets from, companies that do business with countries identified as state sponsors of terrorism, given the nature and limited level of Non-U.S. Subsidiaries’ sales into Iran, the Company does not expect any material impact as a result of those activities.  Likewise, although the Company is aware of several investor activist groups that either monitor or discourage investment in companies that do business in Iran and other “state sponsors of terrorism,” given the incidental amount of sales into Iran by Non-U.S. Subsidiaries the type of products sold, the Company’s lack of operations in Iran, and the Company’s compliance with applicable laws and regulations, the Company does not believe that sales by the Non-U.S. Subsidiaries into Iran will or should trigger significant divestment of its stock or significant investor interest.

The Company will continue to monitor business, legal, regulatory, investor and other considerations relating to sales by Non-U.S. Subsidiaries into Iran and, to the extent this activity rises to the level of materiality, the Company will take appropriate action.

In connection with this response, the Company acknowledges the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss the Company’s responses to your comments, please contact the undersigned via telephone at (704) 752-4485 or via e-mail at kevin.lilly@spx.com.

Very truly yours,

/s/ Kevin L. Lilly

Kevin L. Lilly
Vice President, Secretary,
and General Counsel

cc:           Cecilia D. Blye, Chief

  Office of Global Security Risk

Peggy Fisher

  Assistant Director

  Division of Corporation Finance